Exhibit 99.1

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Immuron Limited
ABN	80 063 114 045

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gary S Jacob
Date of appointment	17 April 2019

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities Nil

+ See chapter 19 for defined terms.

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities Nil

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Employment Contract
Nature of interest

5,000,000* unlisted options granted from the Company’s Employee and Consultant Option Plan subject to shareholder approval at the Company’s next shareholder meeting.

The options will be granted in accordance with the terms of the Company’s Employee and Consultant Option Plan and will include the following terms and conditions:

Issue price: Nil;

Exercise Price: A$0.50 per share.

Expiry Date: On or before 10 February 2024

Name of registered holder (if issued securities)	n/a
No. and class of securities to which interest relates	5,000,000* Unlisted Options

*issuance of these securities is subject to receipt of shareholder approval at the Company’s next shareholder meeting.

+ See chapter 19 for defined terms.